

First Quarter 2014 Conference Call
May 8, 2014

Safe Harbor / Atlas Snapshot

Statements in this presentation, including the information set forth as to the future financial or operating performance of Atlas Financial Holdings, Inc., American Country Insurance Company, American Service Insurance Company and/or Gateway Insurance Company (collectively, "Atlas"), that are not current or historical factual statements may constitute "forward looking" information within the meaning of securities laws. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Atlas, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. When used in this presentation, such statements may include, among other terms, such words as "may," "will," "expect," "believe," "plan," "anticipate," "intend," "estimate" and other similar terminology. These statements reflect current expectations, estimates and projections regarding future events and operating performance and speak only as to the date of this presentation. Readers should not place undue importance on forward looking statements and should not rely upon this information as of any other date. These forward looking statements involve a number of risks and uncertainties. Some of the factors facing Atlas that could cause actual results to differ materially from those expressed in or underlying such forward looking statements include: (i) market fluctuations, changes in interest rates or the need to generate liquidity; (ii) access to capital; (iii) recognition of future tax benefits on realized and unrealized investment losses; (iv) managing expansion effectively; (v) conditions affecting the industries in which we operate; (vi) competition from industry participants; (vii) attracting and retaining independent agents and brokers; (viii) comprehensive industry regulation; (ix) our holding company structure; (x) our ratings with A.M. Best; (xi) new claim and coverage issues; (xii) claims payments and related expenses; (xiii) reinsurance arrangements; (xiv) credit risk; (xv) our ability to retain key personnel; (xvi) our ability to replace or remove management or Directors; (xvii) future sales of common shares; (xviii) public company challenges; and (xix) failure to effectively execute our business plan. The foregoing list of factors is not exhaustive. See also "Risk Factors" listed in the Company's most recent registration statement filed with the SEC. Many of these issues can affect Atlas' actual results and could cause the actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, Atlas. Readers are cautioned that forward looking statements are not guarantees of future performance, and should not place undue reliance on them. In formulating the forward looking statements contained in this presentation, it has been assumed that business and economic conditions affecting Atlas will continue substantially in the ordinary course. These assumptions, although considered reasonable at the time of preparation, may prove to be incorrect.

When discussing our business operations, we may use certain terms of art which are not defined under U.S. GAAP. In the event of any unintentional difference between presentation materials and our GAAP results, investors should rely on the financial information in our public filings.

NASDAQ: AFH (at 3/31/2014)	
Corporate Headquarters	Elk Grove Village, IL (Chicago suburb)
Subsidiaries / Brands	American Country American Service Gateway (including Alano)
Core Target Markets	Taxi / Limo / Paratransit
Cash and Investments	$142.8M
Total Assets	$229.6M
Total Shareholders' Equity	$67.4M
Common Shares Outstanding	9,610,586
Book Value Per Common Share	$6.79

   

2014 First Quarter Underwriting Highlights

Core Growth
- Q1 gross premium written increased by 39.7% to $31.2 million compared to Q1 2013
  – Included an increase of 46.1% in core commercial auto business

Continued Improvement in Underwriting Results
- Combined ratio improved by 4.6 percentage points year-over-year to 93.5%
  – 7th straight quarter of CR under 100%
- Quarterly underwriting results improved by $1.1 million

Strength in Agent Network / Pricing
- Continued return of business from independent agent network
- Pricing trends remain favorable

Geographic Expansion

- Distributing products in 40 states plus Washington D.C.
- Licensed to write P&C insurance in 49 states and the District of Columbia
- Currently distributing in all states that meet established criteria (volume, competition and profit)



Agent Trends / Geographic Diversification

Q1 2014 Geographic Concentration
$31.2 Million in Gross Premium Written

Gross premium written by state ($ in '000s)

Three Month Period Ended

		March 31, 2014			March 31, 2013	
Illinois	$	9,696	31.0 %	$	6,822	30.5 %
New York		5,044	16.2 %		2,495	11.2 %
Michigan		2,934	9.4 %		2,060	9.2 %
Minnesota		1,503	4.8 %		832	3.7 %
Georgia		1,328	4.3 %		1,236	5.5 %
Texas		1,175	3.8 %		819	3.7 %
Ohio		1,134	3.6 %		658	2.9 %
California		947	3.0 %		1,022	4.6 %
Virginia		779	2.5 %		522	2.3 %
Louisiana		739	2.4 %		622	2.8 %
Other		5,943	19.0 %		5,266	23.6 %
Total	$	**31,224**	**100.0 %**	$	**22,354**	**100.0 %**

* Includes excess taxi program renewal

- Illinois had the most gross premium written during the three month period ended March 31, 2014, and is our most mature market. All Chicago taxicab insurance renews on January 1st.
- We experienced growth in gross premium written in 39 states in the three month period ended March 31, 2014.
- In 14 of those 39 states, we experienced quarter over quarter growth of greater than 100% due to our continued marketing and underwriting efforts.

Considerable Financial Improvement Since 2010 Realignment – Focus on Core

Combined Operating Ratio ("COR")



Approximately 49% of Q4 '11 COR related to wind-down of ACIC pension and non-core legacy reserve strengthening

Focus on Core Underwriting
Increased profit margin and operating leverage

Underwriting Profit



Operating Leverage



Operating Activities: Underwriting

(commercial business only)

New Business Submissions
(Monthly Vehicles Submitted)



7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
Actual
Last Year
Jan-14
Feb-14
Mar-14
Apr-14
May-14
Jun-14
Jul-14
Aug-14
Sep-14
Oct-14
Nov-14
Dec-14

New Business Submissions
(Car Years Annualized)



35000
30000
25000
20000
15000
10000
5000
0
5-Jun-10
5-Dec-10
5-Jun-11
5-Dec-11
5-Jun-12
5-Dec-12
5-Jun-13
5-Dec-13

Renewal Retention
(Policy Count)



100.00%
90.00%
80.00%
70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
Jul-11
Sep-11
Nov-11
Jan-12
Mar-12
May-...
Jul-12
Sep-12
Nov-12
Jan-13
Mar-13
May-...
Jul-13
Sep-13
Nov-13
Jan-14
Mar-14

Target of 85% based on current market conditions

Operating Activities: Underwriting

(commercial business only)

Bound/Application Ratio



Current target of 60%.



Continuing incremental application volume from new and existing agents

New Agents

Existing Agents

Note: Stacked Line

Steady Rate Increases In Commercial Auto

	Small Accounts	Medium Accounts	Large Accounts	Average
First Quarter 2014	3.0%	1.6%	-0.1%	1.5%
Fourth Quarter 2013	2.6%	2.4%	1.4%	2.1%
Third Quarter 2013	3.8%	3.7%	2.6%	3.4%
Second Quarter 2013	4.6%	4.7%	3.8%	4.3%
First Quarter 2013	5.2%	5.3%	4.9%	5.2%
Fourth Quarter 2012	5.5%	5.1%	4.4%	5.0%
Fourth Quarter 2011	3.1%	3.5%	1.6%	2.7%
High (2001,Q4)	20.8%	31.7%	33%	28.5%
Low (2007,Q3)	-10% (2008, Q1)	-15%	-15.9%	-13.3%

Source: The Council of Insurance Agents & Brokers

Majority of Atlas' Target Market are Individual Entrepreneurs and Small Fleet Operators

Market Cycle



Source: The Council of Insurance Agents & Brokers. Chart prepared by Barclays Research.

Financial Highlights

2014 Q1 Financial Highlights

First Quarter

- Gross premium written increased by 39.7% to $31.2 million (41.6% for core commercial lines)

- Underwriting results improved by $1.1 million

- Net income was up to $2.2 million from $602,000

- Diluted earnings per common share were $0.22, compared to $0.05

- Eliminating the impact of the discretionary management incentive compensation expenses in excess of amounts accrued in the first quarter of 2014, on a pro-forma Non-GAAP basis, Atlas generated $0.27 of diluted earnings per share for the three month period ended March 31, 2014.

| | Three Month Period Ended | | December 31, |
	March 31, 2014	March 31, 2013	2013
Loss ratio	63.4 %	64.6 %	63.4 %
Acquisition cost ratio	14.1 %	14.3 %	14.7 %
Other underwriting expense ratio	16.0 %	19.2 %	13.4 %
Combined ratio	**93.5 %**	**98.1 %**	**91.5 %**

Detailed Impact of Changes to Book Value per Common Share

Book Value per Common Share		
(in '000s, except for shares and per share data)	**March 31, 2014**	**December 31, 2013**
Shareholders' equity	$67,395	$63,698
Preferred stock in equity	2,000	2,000
Accumulated dividends on preferred stock	114	90
Common equity	$65,281	$61,608
Shares outstanding	9,610,586	9,424,734
Book value per common share outstanding	$6.79	$6.54

Q1 2014 Book Value Impacted by:

$0.14   Increase in net income after tax

0.08   Increase related to change in DTA valuation allowance

0.09   Increase related to net realized gains/losses after tax

(0.06)   Reduction due share-based compensation

$0.25   Total Change From December 31, 2013 Book Value per Common Share

Strong Balance Sheet

- **Attractive investment leverage**
- **Long Term Debt-free balance sheet**
- **Acquisitions with adverse development protection**

($ in thousands)	March 31, 2014	December 31, 2013
Cash and Investments	$142,804	$139,888
Total Assets	$229,571	$219,278
Claim Reserves (Gross of Reinsurance) [1] [2]	$100,179	$101,385
Total Shareholders' Equity	$67,395	$63,698

(1) Atlas' purchase of American Country and American Service included $10 million limit of adverse development protection (90% quota share after $1 million) based on reserves as of September 30, 2010, which has not been utilized.
(2) Gateway Acquisition included $2 million of adverse development protection

Investment Portfolio

Conservative Investment Approach

- Emphasize preservation of capital, market liquidity to support payment of liabilities and diversification of risk
- Investment duration re-positioned to match core commercial auto reserve liabilities

Substantial Investment Portfolio

- As of March 31, 2014, total investments equaled $132.5 million, of which $130.8 million are fixed income
- Predominantly corporate and government bonds
- Average duration of 3.9 years
- Average S&P rating of AA

Credit ratings of fixed income securities portfolio (in '000s)

As of:	March 31, 2014		December 31, 2013	
	Amount	% of Total	Amount	% of Total
AAA/Aaa	$ 73,812	57.6 %	$ 76,616	59.9 %
AA/Aa	14,622	11.4 %	12,733	10.0 %
A/A	23,435	18.3 %	23,624	18.5 %
BBB/Baa	16,204	12.7 %	14,995	11.7 %
Total Securities	$ 128,072	100.0 %	$ 127,968	100.0 %

Investment Portfolio (3/31/2014) [1]



(1) American Country Insurance Company, American Service Insurance Company, Inc. and Gateway Insurance Company



Nasdaq: AFH

For Additional Information

At the Company:

Scott Wollney
Chief Executive Officer
swollney@atlas-fin.com
847-700-8600

Investor Relations:
The Equity Group Inc.

Adam Prior
Senior Vice President
APrior@equityny.com
212-836-9606

Terry Downs
Associate
TDowns@equityny.com
212-836-9615